Mail Stop 3561
                                                                 July 13, 2018


    Lloyd Carney
    Chief Executive Officer
    ChaSerg Technology Acquisition Corp.
    140 Scott Drive
    Menlo Park, CA 94025

            Re:    ChaSerg Technology Acquisition Corp.
                   Draft Registration Statement on Form S-1
                   Submitted June 15, 2018
                   CIK No. 0001743725

    Dear Mr. Carney:

           We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

    General

        1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retain copies of the communications.

    Summary, page 1

        2. Throughout this section you disclose the upside potential for investors in the technology industry. Please balance this discussion with more prominent disclosure that, while you intend to search for a merger or acquisition target in the technology industry, your efforts
 Lloyd Carney
ChaSerg Technology Acquisition Corp.
July 13, 2018
Page 2

       may span many industries and your ability to locate a potential investor is subject to the uncertainties you discuss elsewhere.

Management Team, page 3

    3. We note your disclosure that Eric Benhamou founded Benhamou Global
Ventures
       (BGV), and, since 2003, "BGV's investments have resulted in 15 successful company sales and five IPOs." Please disclose which, if any, of the company sales or IPOs involved technology companies.

    4. Where you describe the experience of your management team, please include any negative results with equal prominence as positive results.

Our Mission, page 4

    5. Please balance your disclosure in this section that your goal is to consummate an initial business combination with a technology company "valued between $500 million and $1 billion" with disclosure that you will need financing in addition to the proceeds of this offering in order to do so.

Proposed Business, page 73

    6. Please provide support for your statement that a "number of private technology companies . . . have reshaped their industries, scaling rapidly to become household names and reward their stockholders handsomely."

Our Management Team, page 77

    7. We note your disclosure that members of your management team "intend to devote as much of their time as they deem necessary to [y]our affairs until [you] have completed
       [y]our initial business combination." Please disclose, if known, the manner in which members of your management team will determine the amount of time "necessary" to devote to your affairs, and whether you have any agreements in place related to the same.

Management

Advisors, page 99

    8. Please disclose any employment arrangement, including any compensation agreement, you have with your advisors.

    9. Please disclose any experience, positive or negative, that your advisors have had related to special purpose acquisition vehicles.
 Lloyd Carney
ChaSerg Technology Acquisition Corp.
July 13, 2018
Page 3

      Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at (202) 551-
3720 with any questions.


                                                          Sincerely,

                                                          /s/ Mara L. Ransom

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products